James J. Dicso

November 3, 2004

Dear Jim:

I am pleased to offer you the position of Vice President, Sales reporting to the Chief Executive Officer with a scheduled start date of November 30, 2004. This letter shall confirm the terms and conditions of our employment offer to you:

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You will be paid base salary at an annual rate of $200,000 (two hundred thousand dollars) according to our payroll practices (we currently pay salary on a semimonthly basis: the 15th and last day of each month).

•	You may earn additional incentive compensation based on LivePerson’s revenue performance in 2005. The amount of incentive compensation will be earned as follows:

o	If LivePerson 2005 Revenue equals:		Incentive equals:
	▪	Up to $18.0 million	$0
	▪	$25.2 million	$150,000
	▪	$27.0 million	$187,500
	▪	$28.8 million	$228,750
	▪	$30.6 million	$270,000
	▪	+ 2.5% of amounts above $30.6 million

Incentive will be calculated on a straight line basis in the event that actual revenue falls between any two of the measurement amounts listed above. Incentive will be estimated and paid quarterly and will be based upon an estimated 2005 revenue that reflects a continuing monthly growth rate for the remainder of the full year that is equal to the year to date actual monthly growth rate. You will receive a monthly draw that will be recoupable against incentive earnedof $6,250, beginning on January 31 for January 2005. The amount of quarterly incentive earned less the amount previously paid under the monthly draw shall be the quarterly incentive amount paid. If there exists a deficit balance wherein the amount of incentive earned is less than the total monthly draw amounts paid to date within a given quarter, the deficit balance will be carried over to the subsequent period and deducted from any subsequent payments until there is no longer a deficit balance. LivePerson Revenue shall equal publicly reported revenue less revenue derived through acquisitions and OEM distribution arrangements that originate after your start date. You and the Company agree to work in good faith to determine such exclusions as soon as practical subsequent to the origination date of such acquisitions or arrangements. You must be employed by LivePerson at the time incentive is earned and paid in order to receive incentive.

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You will be granted an option to purchase 130,000 shares of LivePerson common stock at a strike price equal to the market price on the grant date. This option will be granted under the terms and conditions of the LivePerson Incentive Stock Option Plan and the Notice of Grant of Stock Option, which will be issued to you at the time of the grant. The vesting schedule is a four-year vesting schedule as follows: 25% on first anniversary date; 25% on second anniversary date; 25% on third anniversary date; 25% on fourth anniversary date.

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You will be granted a fully vested option to purchase 20,000 shares of LivePerson common stock at a strike price equal to the market price on the grant date. This option will be granted under the terms and conditions of the LivePerson Incentive Stock Option Plan and the Notice of Grant of Stock Option, which will be issued to you at the time of the grant.

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If you are terminated Without Cause you will continue to receive your base salary for three (3) months following such termination. Termination Without Cause shall be defined as termination of employment other than for death, disability or Termination for Cause. Cause shall be defined as willful misconduct (including but not limited to acts of fraud, criminal activity or professional misconduct) with respect to the Employee’s duties and responsibilities which results or is likely to result in material damage to the Company in the sole discretion of the Board of Directors.

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If there is a change of control of the Company AND you are terminated Without Cause, the portion of the option shares granted herein that would normally have vested within the 12 month period following such termination will vest immediately.

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You will be eligible to enroll in the LivePerson health and disability insurance program on the first day of the month on or following your employment start date subject to the terms and conditions of the applicable plans and policies.

•	You will be eligible to join the company’s 401K savings plan on the first day of the month following your employment start date.

•	You will receive annual performance evaluations and salary reviews as per company policy.

•	You will receive further orientation regarding benefits and company policies on or shortly after your start date.

•	You will be entitled to standard vacation under the LivePerson Vacation policy, equal to 3 weeks per year pro rated for the portion of the year employed.

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This offer is made contingent upon the successful completion of the Company’s pre-employment procedures, including reference and background verification of your prior employment and other information provided by you during the interview process, as well as proof of identity and authorization to work in the United States, as required by law. Company will not contact your current employer without your express approval, and in no case before November 15, 2004.

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By signing this letter you confirm that you are not subject to any agreement, with a prior employer or otherwise, which would prohibit, limit or otherwise be inconsistent with your employment at LivePerson. Further, you agree that you will not use or disclose any confidential or proprietary information to any third party, including any previous or subsequent employer.

Please indicate your acceptance of this offer by signing below and returning one copy to our office. Enclosed is some additional information about LivePerson as well as some forms and documents that you must complete prior to your start date, including a standard Confidentiality Agreement and Proprietary and Intellectual Property Agreement. Final employment is contingent upon the return of the requested material. If you have any questions, please do not hesitate to contact me.

LivePerson is a dynamic organization with tremendous growth opportunities. We look forward to you joining us. We hope that you share our excitement for the opportunity it presents to everyone on the team.

Sincerely,

/s/ Tim Bixby
Tim Bixby	Accepted by:	/s/ James J. Dicso	11/3/04
President/CFO		James J. Dicso	Date